May 21, 2019

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:                                         Jeffrey Gabor

Joe McCann

SiSi Cheng

Jim Rosenberg

Re:                                                                                                     Morphic Holding, Inc.

Draft Registration Statement on Form S-1

Submitted April 12, 2019

CIK No. 0001679363

Ladies and Gentlemen:

On behalf of Morphic Holding, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) of the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001679363) originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on April 12, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 10, 2019 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 2 to update certain other disclosures.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.                                      Please revise the “Overview” section on page 1 to clarify that your operations are preclinical in nature.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 75 and 95 accordingly. Additionally, the Company would note its risk factors entitled “We are a preclinical stage biopharmaceutical company with a limited operating history and no products in clinical development or approved for commercial sale. We have a history of significant losses and expect to continue to incur significant losses for the foreseeable future” on pages 4 and 12 of Draft No. 2 and “Our product candidates are in early stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our collaborators are unable to complete development of, or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed” on pages 4 and 15 of Draft No. 2, with related risk factors, emphasize the pre-clinical nature of the Company’s product candidates.

2.                                      With reference to the second sentence of the “Overview”, please clarify the meaning of the term “validated targets”.

In response to the Staff’s comment regarding the term “validated targets”, the Company has removed the reference to “validated targets” on pages 1, 2, 3, 24, 75, 95, 96, 100, 102, 105 and F-8 accordingly.

3.                                      Please revise to balance your Summary presentation by highlighting the developmental challenges confronting oral integrin modulators. In this regard, we refer to your disclosure on page 94 and your risk factor disclosures on page 17-18 indicating that (i) no regulatory authority has granted approval for an oral small-molecule integrin inhibitor and (ii) you currently have only limited data regarding the oral bioavailability of your product candidates.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 75, 95 and 100 accordingly.

4.                                      We refer to the table highlighting your “Lead Product Candidates”. Please revise this table to remove the discovery-stage programs (i.e., rows 3 through 7.)  In this regard, it is premature to prominently highlight each of these programs in your Summary presentation given that you do not identify specific molecules or indications that you seek to develop, and you do not discuss IND-enabling studies in the prospectus.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 104 accordingly.

Our future clinical trials, page 21

5.                                      We note your risk discussion indicating that preclinical results have indicated that PML is an adverse effect with the modulated target of A4B7. Please revise to clarify whether you conducted this testing and also revise the Business section to explain this testing in greater detail.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 21 accordingly.  The Company also respectfully advises the Staff that the Company has not conducted the testing in question.

Management’s Discussion and Analysis of Financial Condition Critical Accounting Policies and Significant Estimates Determination of the Fair Value of Equity-Based Awards, page 85

6.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Development Challenges of Oral Integrin Modulators, page 95

7.                                      We note your disclosure concerning the “conceptually similar paradoxical exacerbation of symptoms” observed in trial of oral non-selective inhibitor of A4B1 and A4B7.  Please revise to clarify whether this means that greater platelet aggregation and increased rates of adverse events occurred for the same reasons as observed in the trials of the AIIbB3 inhibitors.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 accordingly.

Our Solutions, page 100

8.                                      We refer to your disclosure indicating that your A4B7 inhibitor molecules have exhibited good oral absorption in preclinical studies. Please revise your Business section to discuss these preclinical studies, or revise your disclosure on pages 100-101 to clarify how the referenced studies support the claim.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 106 and 107 accordingly.

Preclinical Data, Pharmacology Biomarker Data, page 100

9.                                      We refer to your disclosures on pages 100-108 concerning numerous preclinical studies/models/assays. For each such study that you reference, please revise to include information about the nature, design and results of that work so that investors have a basis to assess the applicable observation that you present. Without limitation, your discussion should identify the type of cells and methods utilized in the referenced study. Your disclosure also should indicate whether the results were or were not statistically significant and you should include all p-values and n-values. In addition, please review your italicized disclosure in Figures 3 through 9 and consider whether some or all of this information should be included in the main text.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 106 - 114 accordingly. The Company also respectfully advises the Staff that the p-values are disclosed in each italicized disclosure for Figures 3 through 9.

10.                               Please revise to include Table 1. Also revise the last full sentence on page 100 to clarify whether you made the 1000-fold selectively observation and discuss in greater detail the testing that supports this claim.

The Company acknowledges the Staff’s comment and has included Table 1 on page 106, and revised its disclosure on page 106 accordingly.

11.                               Please explain why you believe that in vitro IC90 values in the cell adhesion assays with human serum are most predictive for in vivo efficacy. In this regard, we refer to your disclosure that IC50 values are commonly accepted measurements of drug potency.

In response to the Staff’s comment the Company has removed references to the in vitro IC90 values, and has revised its disclosure on pages 105 and 106 accordingly.

Our Integrin Approach to Fibrosis, page 103

12.                               Based on the disclosures for Figures 4 through 8, it is not clear whether MORF-720 is among the AvB6 inhibitors that produced the disclosed results. Please revise to clarify, or advise.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 111, 112, 113 and 114 accordingly.  The Company respectfully advises that MORF-720 is not among the αvβ6 inhibitors that produced the disclosed results in Figures 4 through 8.

MORF-720 — Our most advanced integrin candidate product, page 107

13.                               Please revise to provide support for your disclosure that MORF-720 has been observed to be highly selective. Similarly, please discuss the preclinical data supporting your belief that MORF-720 will be suitable to support favorable dosing strategies.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 113 and 114 accordingly.

License Agreements

AbbVie Agreement, page 110

14.                               We note your disclosure on page 110 that you are eligible to earn tiered royalties from high single to “low double digits” on worldwide net sales for each licensed product. The upper bound of the range is very broad and therefore does not provide investors with a meaningful understanding of the potential royalty payments. Accordingly, please revise so that the range for the upper bound is discernible within 10 percentage points.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 77 and 116 accordingly.

Restated Certificate of Incorporation and Restated Bylaw Provisions, page 154

15.                               We note that your restated certificate of incorporation, which will be in effect upon the completion of this offering, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on your behalf. Please revise the prospectus to include a discussion regarding whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also note that we may have additional comment once you file Exhibit 3.2.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63, 161 and 162 of Draft No. 2 accordingly. The Company will file the amended and restated certificate of incorporation in a later filing, but for reference, the relevant provision of the amended and restated certificate of incorporation will read as follows:

“Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws; or (e) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.”

It is the Company’s position that the reference “to the fullest extent permitted by law” is sufficient to indicate that it will not apply to actions brought under the Exchange Act and allows the Company to enforce such provision, if it wishes, for matters under the Securities Act that may currently be ambiguous.

General

16.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company does not currently intend to include any additional graphic, visual or photographic information in the prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

17.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman
Partner

cc:                                Praveen P. Tipirneni, Chief Executive Officer

William D. DeVaul, General Counsel

Robert E. Farrell, Vice President of Finance and Operations
Morphic Holding, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP